Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Press Release dated November 13, 2003
  Management's Discussion and Analysis for the quarter ended September 30, 2003
  The Company's unaudited financial statements for the quarter ended September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED
By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	November 13, 2003

Press Release

PacNet Posts Continued Growth in Revenue and Net Income for Third Quarter 2003

  Net income, before non-cash charges, for first nine months of 2003, exceeds 2002 full-year net income
  Revenue in third quarter 2003 rises to US$24.7 million, a 10.4% year-on-year and 2.6% quarter-on-quarter growth
  Broadband segment revenue increases 58.5% from year-ago level

SINGAPORE (November 13, 2003) – Pacific Internet Limited, or PacNet (NASDAQ: PCNTF), today announced its financial results for the third quarter ended September 30, 2003, with overall revenues rising 10.4% and broadband revenues rising 58.5% from year-ago levels. PacNet is Asia's largest telco-independent Internet Communications Service Provider by geographic reach with direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of Third-Quarter 2003 Results

  Revenues grew to US$24.7 million, a 10.4% increase over the same quarter of 2002.
  Broadband revenues grew to US$10.1 million, a 58.5% increase over the same quarter of 2002.
  Net income grew to US$0.77 million, compared with US$0.28 million, in the third quarter of 2002.
  Net income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge grew to US$0.75 million, compared with US$0.36 million in the third quarter of 2002.
  Cash flow from operations was US$2.5 million, contributing to the increase in cash and cash equivalents from US$23.4 million in the second quarter of 2003 to US$24.9 million in the third quarter of 2003.

Ko Kheng Hwa, Chairman of PacNet, said, "During the third quarter, PacNet has demonstrated growth in both revenues and net income. This is our seventh consecutive profitable quarter. In the first nine months of 2003, our net income before stock-based compensation cost has exceeded the net income for the full-year of 2002. Moving forward, we will continue to pursue both profitability and growth objectives through our strategies in broadband, corporate customers, value-added services, as well as deepening penetration in our existing markets and exploring new opportunities in high-growth markets in Asia."

Third-Quarter 2003 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	3Q 2003	2Q 2003	3Q 2002
Revenues	24.7	24.1	22.4
Operating Costs and Expenses	23.6	23.8	21.4
Operating Income	1.09	0.28	1.01
Net Income	0.77	0.03	0.28
Stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	(0.02)	0.71	0.08
Net income before the above stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	0.75	0.74	0.36

Table 2: Summary of Year-to-date Financial Results
	Nine months ended September 30
Group (in US$ millions)	2003	2002
Revenues	71.4	67.7
Total Operating Expenses	69.4	64.4
Operating Income	2.0	3.3
Net Income	0.92	1.20
Net Income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	2.13	1.39

Table 3: Subscriber Statistics by Products
Country	Dial-up	Leased lines	Broadband		Hosting	Total
			Consumer	Corporate
Singapore and Malaysia	140,900	680	28,200	4,200	700	174,700
Hong Kong	88,700	260	4,100	8,000	900	102,000
Philippines	80,200	140	-	100	-	80,400
Australia	37,600	90	4,900	3,900	8,900	55,400
Thailand and India	19,200	270	-	100	100	19,600
Total (as at Sep 2003)	366,600	1,440	37,200	16,300	10,600	432,100
Total (as at Jun 2003)	353,600	1,420	34,200	14,800	12,400	416,400
Total (as at Sep 2002)	368,600	1,220	22,000	9,100	9,600	410,500
All numbers rounded to the nearest 100 except for leased lines rounded to the nearest 10.

Revenues

Revenues in the third quarter grew to US$24.7 million, a 10.4% increase compared with the same quarter last year. Compared with the second quarter of 2003, revenues increased by 2.6%.

Broadband revenue continued to be the Group's largest revenue contributor at 41% of total revenues. Broadband access revenue grew to US$10.1 million, up 58.5% over the same quarter last year and up 9.4% versus the previous quarter. Broadband subscribers grew 72% year-on-year.

Dial-up revenues declined 16.4% from a year ago and 11.7% from the previous quarter. In terms of subscriber base, the increase was about 3.7% over the previous quarter, largely due to the increase in pre-paid subscriber base from the Philippines. However, this increase in the Philippines is offset by the declines in markets like Singapore and Australia where dial-up subscribers continue to migrate to broadband access. The average revenue per user or ARPU of pre-paid subscribers is normally lower than that of post-paid subscribers. Leased line revenues declined 2.1% from second quarter to third quarter this year, mainly due to the decline in ARPU in the more competitive markets.

Revenues from value added services grew 26.3% from year-ago levels and 17.6% from the second quarter of 2003. Commission revenues decreased 14.8% from one year ago but increased 46.9% from the second quarter of 2003. This can be attributed to the gradual recovery in air travel following the control of the SARS situation from June onwards. However, overall air travel has yet to reach the pre-SARS level.

Operating Costs and Expenses

There was an increase in cost of sales contributed by a shift in revenue mix from the higher yield dial-up and leased line segments to a lower yield broadband segment. This resulted in a year-on-year reduction in gross margins from 58.3% to 54.1% in the third quarter of 2003.

Year-on-year, staff costs for the third quarter of 2003 increased by 6.2% primarily due to annual revisions in salaries. Compared with the second quarter of 2003, staff costs for the third quarter decreased 9.9% attributable to the reversal of US$21,000 for the variable accounted options issued in 2001 in accordance with EITF 00-23 Issue 31. This reversal was due to the third quarter-end stock price, which closed marginally lower than that of the previous quarter-end. Variable accounting is applied on these options until they are exercised or expired, whichever earlier. By April 2004, this tranche of options will be fully exercisable and variable accounting will carry on until these options are fully exercised or expired.

The impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group's net income can only be determined at the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group's net income.

Excluding the effects of the stock-based compensation cost, as a percentage of revenues, staff costs would have been 28.3% in the third quarter versus 29.0% the same quarter one year ago. Staff productivity has improved with the increase in revenue per staff per quarter from US$21,000 in the third quarter of last year to US$25,000 this year.

Sales and marketing expenses decreased 7.3% over that in the third quarter of 2002 as the Group continued its focus on the corporate business segment and spent less on above-the-line advertising.

Other general and administrative expenses were lowered by 9.2% from the third quarter of 2002.

Net Income

In the third quarter of 2003, net income was US$0.77 million, or 5.8 US cents per diluted share. From Table 1, net income before the two non-cash charges was US$0.75 million, which would have been an improvement of 1.4% over the previous quarter and more than doubled from the same quarter last year. Year-to-date, net income before the non-cash charges was US$2.1 million, a 52.8% increase over the first nine months of 2002 and exceeding the full-year 2002 net income of US$1.9 million.

The unconsolidated affiliates in India and Thailand also continued to improve on their operating results. In the third quarter of 2003, there was a profit of US$46,000 from unconsolidated affiliates mainly due to write-back of certain start-up expenses in India, which will be borne by its shareholders. Without taking into account this write-back, the unconsolidated affiliates would still be in a loss position.

Cash Flow and Cash Balance

Cash generated from operations was US$2.5 million in the third quarter and US$9.1 million year-to-date. US$2.4 million was utilized for capital expenditure and US$2.1 million for repayment of borrowings and capital leases, leaving a net cash surplus of US$4.6 million year-to-date. Cash balance stood at US$24.9 million as at September 30, 2003.

Positioning as an Internet Communications Service Provider (ICSP)

The Group's strategy to expand broadband and corporate businesses across the seven countries, is foundational for the offering of value-added services, such as managed Virtual Private Network (VPN), Voice-over Internet Protocol (VoIP), web conferencing, global roaming and security services, to further fuel its growth. The Group is leveraging the increasing convergence of Data, Voice and Video onto the IP Network to offer a full suite of Internet communications services on its own regional network for local and multinational companies. Moving forward, the positioning as an Internet Communications Service Provider (ICSP) more accurately describes the company's focus and service offerings.

Tan Tong Hai, President and CEO of PacNet, said, "PacNet's regional network in Asia serves as the foundation for the company to manage the communications needs of businesses beyond basic Internet access. Moving forward, our positioning as an ICSP allows us to define our business focus and to differentiate ourselves definitively from other ISPs. I believe we are the logical choice for businesses looking for more reliable, flexible but cost-effective Internet communications."

Business Outlook

For the first three quarters of 2003, net income before stock-based compensation cost has exceeded the full year 2002 net income. For the fourth quarter of 2003, barring any unforeseen circumstances, PacNet expects net income before stock-based compensation cost to be at least at the level achieved in the third quarter of 2003.

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:
Singapore Time:	Thursday, November 13, 2003 @ 0700 hrs
US Eastern Time:	Wednesday, November 12, 2003 @ 1800 hrs
Dial in number:	Within US: 1-800-915-4836 (toll free) International: +1-973-317-5319

The call will also be webcast "live" via the Internet at the following website: http://www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at http://www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.7305 to US$1.00. [Conversion rate as at September 30, 2003 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet communications service provider (ICSP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. For more information, please visit us at http://www.pacnet.com.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis
For the Quarter Ended September 30, 2003

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest telco-independent Internet service provider ("ISP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries – Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ISPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 432,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email paging, webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL, cable broadband and the possibility of powerline high speed access;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

Net revenues for the third quarter of 2003 was S$42.8 million (US$24.7 million). Year on year, the increase was 10.4% or S$4.0 million (US$2.3 million). Quarter on quarter, net revenues increased 2.6% or S$1.1 million (US$0.6 million).

The following is a summary of the Group's net profit before and after adjusting for stock-based compensation1 and cumulative effect adjustment – net of tax pertaining to asset retirement obligation charge2.

Pacific Internet Limited	Quarter ended			Year to date Sep 30,
Summary of unaudited consolidated statement of operations	June 30, 2003	September 30, 2002	September 30, 2003	2002	2003
	S$'000
Net Income	57	482	1333	2084	1586
Non-cash charges
Stock-based compensation costs [1]	1223	143	(37)	324	1876
Cumulative effect adjustment - net of tax [2]	-	-	-	-	220
Net income before non-cash charges	1280	625	1296	2408	3682
	US$'000
Net Income	33	279	769	1204	915
Non-cash charges
Stock-based compensation costs [1]	707	83	(21)	187	1084
Cumulative effect adjustment - net of tax [2]	-	-	-	-	127
Net income before non-cash charges	740	362	748	1391	2126
1 Refer to detailed explanation under "Staff Costs".
2 Refer to detailed explanation under "Cumulative Effect Adjustment".

Revenues

In this quarter, broadband continued to lead the Group's revenue growth. This is the trend observed in Singapore, Hong Kong and Australia as users continue to migrate to higher speed broadband services at more affordable prices. On the other hand, in the Philippines, dial-up is still the primary source of Internet access, as broadband services are not widely available and / or affordable.

Year on year, the 10.4% growth in net revenues was from broadband and value-added services, partially set off by reductions in dial-up, leased lines and air ticket commissions. Quarter on quarter, broadband, value-added services and air ticket commissions contributed to the 2.6% increase in net revenues.

Dial-up Access
Dial-up access revenues for the quarter decreased S$2.3 million (US$1.3 million) or 16.4% when compared to the corresponding period in 2002. The Group ended the quarter with 366,600 dial-up subscribers, a 0.5% reduction when compared to the same quarter last year. As noted in the past quarters, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.

Compared to last quarter, dial-up revenues decreased S$1.5 million (US$0.9 million) or 11.7% while subscriber base for consolidated companies registered an increase of 3.7%. This increase in base was mainly from PacNet Philippines' pre-paid dial-up service, which has a relatively low average revenue per user ("ARPU") compared with post-paid dial-up service.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base	Sep	Jun	Sep
by geography*	2003	2003	2002
Singapore & Malaysia	140,900	144,700	173,700
Hong Kong	88,700	87,600	79,000
Australia	37,600	37,800	37,300
Philippines	80,200	65,000	65,100
Total for consolidated companies	347,400	335,100	355,100
India & Thailand**	19,200	18,500	13,500
Total	366,600	353,600	368,600
* All numbers are rounded to the nearest 100.
** Results of India and Thailand operations are equity accounted for.

Broadband Access
Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries – Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$17.5 million (US$10.1 million) this quarter, 58.5% increase over the same quarter last year. As of September 30, 2003, the Group had 53,500 broadband subscribers, a 72.0% increase over the same quarter last year. Compared to last quarter, revenue grew S$1.5 million (US$0.9 million) or 9.4% while subscriber base increased 9.2%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base	Sep	Jun	Sep
by geography*	2003	2003	2002
Singapore & Malaysia	32,400	29,900	20,300
Hong Kong	12,100	11,800	7,600
Australia	8,800	7,100	3,000
Philippines	100	100	100
Total for consolidated companies	53,400	48,900	31,000
Thailand**	100	100	100
Total	53,500	49,000	31,100
* All numbers are rounded to the nearest 100.
** Results of India and Thailand operations are equity accounted for.

In this quarter, broadband contributed 41.0% of the Group's revenue, a significant increase from 28.5%, one year ago. With the increasing popularity of high bandwidth multimedia applications and on-line entertainment and the increasing availability of broadband to home users, the Group expects demand for broadband services to continue on its upward trend.

Leased Line Access
Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 3.9% when compared to the corresponding quarter last year. The reduction in average revenue per user ("ARPU") for leased line was the main reason for this decrease in revenues. Quarter on quarter, leased line revenue decreased 2.1%. With the economic slowdown, corporations, especially small and medium enterprises, are either reducing their existing leased line's capacity or turning to more affordable corporate broadband alternatives.

The following table summarizes the leased line customers by geography :

Leased line subscriber base	Sep	Jun	Sep
by geography*	2003	2003	2002
Singapore & Malaysia	680	700	610
Hong Kong	260	260	300
Australia	90	90	90
Philippines	140	120	90
Total for consolidated companies	1,170	1,170	1,090
India & Thailand**	270	250	130
Total	1,440	1,420	1,220
* All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for.

Value-Added Services ("VAS")
The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions and data services etc. Year on year, VAS revenue grew S$0.9 million (US$0.5 million) or 26.3%. Quarter on quarter, VAS revenue increased S$0.6 million (US$0.4 million) or 17.6% mainly due to PacNet Singapore's anti-virus service launched in July 2003, which brought in S$0.4 million (US$0.3 million) of revenue this quarter.

Commission revenues and other revenues
Commission revenues relates to travel commission generated by the Group's travel arm – Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.9 million (US$1.1 million), representing 5.0% of its gross ticket sales of S$35.7 million (US$20.6 million).

Although the commission revenues are recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of September 30, 2003, Safe2Travel's accounts receivables and accounts payables were S$12.6 million (US$7.3 million) and S$7.1 million (US$4.1 million), respectively.

Year on year, commission revenues decreased 14.8% – a result of significant reductions in business travel due to the SARS situation in the second quarter this year. The situation has improved significantly since June, with encouraging signs of recovery in both business and leisure travel, quarter on quarter commission revenue increased by S$0.6 million (US$0.3 million) or 46.9%.

Operating Costs and Expenses

Cost of Sales
The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. Year on year, cost of sales increased 21.6%, and gross margin reduced from 58.3% to 54.1% this quarter. This reduction was caused by the shift in revenue mix from higher yield dial-up and leased line business to the lower yield broadband business.

Staff Costs
Staff costs for the quarter was S$12.1 million (US$7.0 million), representing an increase of S$0.7 million (US$0.4 million) or 6.2% when compared to the same quarter last year. This was mainly due to annual revisions in salaries.

Quarter on quarter, there is a reduction of S$1.3 million (US$0.8 million) or 9.9%. This was mainly a result of stock-based compensation costs. The cost recognised by the Group for the quarter was a reversal of S$37,000 (US$21,000)3. This was a S$1.2 million (US$0.7 million) charge for the last quarter and S$0.1 million (US$0.08 million) charge for the same quarter last year.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31. As of September 30, 2003, there are 199,325 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a reversal of S$49,000 (US$28,000). No compensation costs were recorded for these options in the same quarter last year since they had zero intrinsic value then.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 28.3%, 29.2% and 29.0% for this quarter, last quarter and same quarter last year respectively. Staff productivity has also improved, as evidenced by the increase in revenue per employee per quarter. This was S$37,000 (US$21,000) the third quarter of last year to S$43,000 (US$25,000) this quarter.

3 Refer to table for historical comparatives and year to date charges.

Sales and Marketing Expenses
Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 7.3% over the same quarter last year. Quarter on quarter, sales and marketing expenses decreased 23.7%. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses
Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced by 9.2%. Quarter to quarter, the reduction was 1.2%. The Group continues to monitor this closely to ensure that increase in these expenses is at a slower rate than revenues. As a percentage of total revenues, this was 9.8%, 10.2% and 12.0% for this quarter, last quarter and same quarter last year respectively.

Depreciation and Amortization
Depreciation and amortization was S$2.6 million (US$1.5 million), a quarter on quarter and year on year decline of 0.6% and 10.1% respectively. The reduction is mainly in depreciation.

Allowance for Doubtful Accounts Receivables
Allowance for doubtful accounts receivables registered an increase of S$0.5 million (US$0.3 million) or 130.3% for this quarter, when compared to corresponding period in 2002. The higher charge this quarter was for certain start-up expenses, paid on behalf of PacNet India, which will now be borne by its shareholders. PacNet Singapore has provided S$0.4 million (US$0.2 million) for this, being its share of these expenses.

Other income (expenses)
Other expenses comprised largely of equity in (losses) gain of unconsolidated affiliates and loss on foreign exchange.

Equity in (losses) gain of unconsolidated affiliates are (losses) gain incurred or earned by the Group's operations in Thailand and India. These have been decreasing over the last 2 years.

In this quarter, PacNet India reported a profit of S$0.2 million (US$0.1 million) mainly due to write-back of certain start-up expenses, which will be borne by its shareholders. The Group's equity share of PacNet India profit was S$0.1 million (US$66,000). This was offset by equity loss of S$40,000 (US$23,000) from PacNet Thailand and equity profit of S$5,000 (US$3,000) from Pacfusion Thailand, leaving a net equity profit of S$79,000 (US$46,000) for the quarter.

Cumulative Effect Adjustment
In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

The depreciation and accretion charge for the third quarter of 2003 was S$2,000 (US$1,000) and a reversal of S$2,000 (US$1,000) respectively. They have been included under Other General and Administrative Expenses and Depreciation and Amortization Expenses respectively.

Liquidity and Capital Resources

As of September 30, 2003, the Group held cash and cash equivalents of S$43.1 million (US$24.9 million). Operating activities in the 9 months of 2003 generated cash of S$15.8 million (US$9.1 million). Of this, S$4.2 million (US$2.4 million) was used in investing activities, which were mainly acquisition of fixed assets. As the Group generated significantly more net cash surplus last year, it decided to fully repay an interest-bearing loan to an affiliate of the Group last quarter. This resulted in S$3.6 million (US$2.1 million) cash used in financing activities, leaving a net cash surplus of S$7.9 million (US$4.6 million).

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs
Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies
PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. There can be no assurance that the MOU will result in a formal settlement or that the Court will approve the settlement that the MOU sets forth.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the MOU does not result in a formal settlement approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the "Private Securities Litigation Reform Act of 1995", some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of September 30, 2003 With Comparative Amounts from December 31, 2002

	31-Dec-02	30-Sep-03	30-Sep-03
	S$'000	S$'000	US$'000

Cash and cash equivalents	35,179	43,069	24,888
Accounts receivable - net	29,059	29,349	16,960
Short term investment	250	-	-
Other receivables	9,541	9,538	5,512
Inventories	482	389	225

Total current assets	74,511	82,345	47,585

Investments	204	6	3
Fixed assets and website development costs- net	21,121	18,419	10,644
Goodwill and intangible assets - net	27,568	28,815	16,651
Other non-current assets	6,610	6,970	4,028

Total non-current assets	55,503	54,210	31,326

TOTAL ASSETS	130,014	136,555	78,911

Bank borrowings	3,236	2,967	1,715
Accounts payable	12,730	16,239	9,384
Other payables	41,662	38,187	22,067
Current portion of capital lease obligations	498	538	311

Total current liabilities	58,126	57,931	33,477

Capital lease obligations, less current portion	810	743	429
Other non-current and deferred liabilities	2,410	1,847	1,067

Total non-current liabilities	3,220	2,590	1,496

Minority interest	2,760	2,967	1,715

Shareholders' equity
Ordinary shares, S$2 par value	25,631	26,069	15,064
Additional paid-in capital and deferred compensation	92,359	95,125	54,970
Accumulated deficit and other comprehensive income	(52,082)	(48,127)	(27,811)

Total shareholders' equity	65,908	73,067	42,223

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	130,014	136,555	78,911

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year ended September 30,

	Jun 30, 2003	Sep 30, 2002	Sep 30, 2003	2002	2003
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	13,032	13,770	11,510	45,281	36,691
Broadband access	16,019	11,055	17,524	28,974	47,959
Leased line access	5,867	5,982	5,746	19,436	17,526
Value added services	3,573	3,325	4,201	9,605	11,018
Commission revenues	1,288	2,221	1,892	6,860	4,786
Other revenues	1,912	2,414	1,908	6,912	5,651

Total net revenues	41,691	38,767	42,781	117,068	123,631

Operating costs and expenses
Cost of sales	18,455	16,165	19,654	47,457	55,465
Staff costs	13,403	11,370	12,077	34,244	37,117
Sales & marketing	1,913	1,574	1,459	4,820	4,948
Other general & administrative	4,263	4,642	4,213	13,688	12,540
Depreciation & amortization	2,594	2,869	2,578	9,488	7,993
Allowance for doubtful accounts receivable	581	396	912	1,673	2,121

Total operating expenses	41,209	37,016	40,893	111,370	120,184

Operating income	482	1,751	1,888	5,698	3,447

Other income (expenses)
Net interest expenses	65	(77)	44	(275)	107
Net gain (loss) on foreign currency	233	(488)	(46)	(451)	389
(Loss) gain on disposal of fixed assets	(2)	(52)	(12)	39	(17)
Equity in (loss) gain of unconsolidated affiliates	(148)	(384)	79	(1,285)	(358)
Others	252	66	36	381	315

Total other income (expenses)	400	(935)	101	(1,591)	436

Income before income taxes and minority interest	882	816	1,989	4,107	3,883
Provision for income taxes	(679)	(496)	(596)	(2,110)	(1,870)

	203	320	1,393	1,997	2,013

Cumulative effect adjustment - net of tax	-	-	-	-	(220)
Minority interest in (gain) loss of consolidated subsidiaries	(146)	162	(60)	87	(207)

Net income	57	482	1,333	2,084	1,586

Net income per share - basic	$0.0044	$0.0376	$0.1023	$0.1626	$0.1223

Net income per share - diluted [1]	$0.0043	$0.0376	$0.0998	$0.1626	$0.1198

Weighted average number of shares outstanding - basic	12,997,891	12,815,066	13,033,858	12,815,066	12,968,481

Weighted average number of shares outstanding - diluted [1]	13,274,806	12,815,066	13,351,783	12,815,066	13,241,779

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year ended September 30,

	Jun 30, 2003	Sep 30, 2002	Sep 30, 2003	2002	2003
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	7,531	7,957	6,651	26,167	21,202
Broadband access	9,257	6,388	10,127	16,743	27,714
Leased line access	3,390	3,457	3,320	11,232	10,128
Value added services	2,065	1,921	2,428	5,550	6,367
Commission revenues	744	1,284	1,093	3,964	2,766
Other revenues	1,105	1,395	1,103	3,994	3,265

Total net revenues	24,092	22,402	24,722	67,650	71,442

Operating costs and expenses
Cost of sales	10,665	9,341	11,358	27,424	32,051
Staff costs	7,745	6,570	6,979	19,788	21,449
Sales & marketing	1,105	910	843	2,785	2,859
Other general & administrative	2,463	2,682	2,435	7,910	7,246
Depreciation & amortization	1,499	1,658	1,490	5,483	4,619
Allowance for doubtful accounts receivable	336	229	527	967	1,226

Total operating expenses	23,813	21,390	23,632	64,357	69,450

Operating income	279	1,012	1,090	3,293	1,992

Other income (expenses)
Net interest expenses	37	(44)	25	(159)	62
Net gain (loss) on foreign currency	135	(282)	(27)	(261)	224
(Loss) gain on disposal of fixed assets	(1)	(30)	(7)	23	(10)
Equity in (loss) gain of unconsolidated affiliates	(86)	(222)	46	(743)	(207)
Others	146	38	21	220	182

Total other income (expenses)	231	(540)	58	(920)	251

Income before income taxes and minority interest	510	472	1,148	2,373	2,243
Provision for income taxes	(393)	(287)	(344)	(1,219)	(1,081)

	117	185	804	1,154	1,162

Cumulative effect adjustment - net of tax	-	-	-	-	(127)
Minority interest in (gain) loss of consolidated subsidiaries	(84)	94	(35)	50	(120)

Net income	33	279	769	1,204	915

Net income per share - basic	$0.0025	$0.0217	$0.0591	$0.0940	$0.0707

Net income per share - diluted [1]	$0.0025	$0.0217	$0.0577	$0.0940	$0.0692

Weighted average number of shares outstanding - basic	12,997,891	12,815,066	13,033,858	12,815,066	12,968,481

Weighted average number of shares outstanding - diluted [1]	13,274,806	12,815,066	13,351,783	12,815,066	13,241,779

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Sept 30, 2003, which was S$1.7305 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Nine Months Ended September 30, 2003 With Comparative Amounts from September 30, 2002

	Nine months ended September 30,

	2002	2003	2003
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	2,084	1,586	915
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	9,488	7,993	4,619
(Gain) loss on disposal of fixed assets	(39)	17	10
Fixed assets written off	207	18	10
Allowance for doubtful accounts receivable	1,673	2,121	1,226
Minority interest	(87)	207	120
Provision for income taxes	(619)	(599)	(346)
Amortization of deferred compensation	324	1,876	1,084
Equity in loss of unconsolidated affiliates	1,285	358	207
Gain on disposal of quoted equity investments	-	(9)	(5)
Cumulative effect adjustment - net of tax	-	220	127
Changes in non-cash working capital items:
Accounts receivable	(4,027)	(2,034)	(1,175)
Prepaid expenses and other assets	519	(161)	(93)
Inventories	(2)	93	54
Accounts payable	2,800	3,509	2,028
Other payables / receivables	(1,645)	563	325

Cash provided by operating activities	11,961	15,758	9,106

INVESTING ACTIVITIES
Acquisition of fixed assets	(3,846)	(3,519)	(2,034)
Proceeds from sale of fixed assets	225	73	42
Sale of short term investment	-	250	144
Sale of quoted equity investments	-	207	120
Purchase of intangible assets	-	(249)	(144)
Purchase of short term investment	(250)	-	-
Investment in affiliates	-	(430)	(248)
Loan to affiliates	(268)	(559)	(323)

Cash used in investing activities	(4,139)	(4,227)	(2,443)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(106)	(296)	(171)
Repayment of loans from affiliates	(2,150)	(4,250)	(2,456)
Capital lease obligations	(636)	(423)	(244)
Proceeds from issuance of ordinary shares	-	1,328	767

Cash used in financing activities	(2,892)	(3,641)	(2,104)

Increase in cash and cash equivalents	4,930	7,890	4,559

Cash and cash equivalents at beginning of period	24,001	35,179	20,329

Cash and cash equivalent at end of period	28,931	43,069	24,888